82-4723

PRICER

04036776

Interim Report
January - June 2004

- **Significantly increased net sales of SEK 88.3M (27.8)**
- **Improved result after tax SEK -21.1M (-30.5)**
- **Loss per share of SEK -0.05 (-0.09)**
- **Significant increase in orders received to SEK 111.3M (9.6)**
- **Gross margin of 14 (18) per cent**
- **Operating result of SEK -22.3M (-29.5)**
- **Liquid funds of SEK 85.4M (39.3)**
- **Partnership agreement with IBM in the United States**
- **Exercised options provided SEK 54.3M**

Significant events after the end of the period

- **ESL roll out strengthens Pricer's position in Japan**

Operations

Pricer's American subsidiary Pricer Inc. and IBM Global Services have signed an agreement on ESL (Electronic Shelf Label) systems. The agreement entails joint marketing and support of Pricer's ESL systems for selected customers among the largest retailers in the United States.

Orders received in the first six months amounted to SEK 111.3M (9.6), including SEK 9.0M (7.4) in the second quarter. Orders in the second quarter consisted mainly of orders from Pricer's partner in the US market StoreNext, Pricer's Japanese partner Ishida, the German retail chain Metro and the French market.

The order book at the end of the period amounted to approximately SEK 186M (218). The most significant orders are from the retail chain Carrefour and Pricer's partner Ishida. The Carrefour order is based on an estimate of the number of stores and an average value for each store. The value of the order may vary upwards or downwards by ten per cent depending on the actual requirement per store. Pricer's earlier assessment of the value of the order at approximately SEK 100M has not changed.

From the large order received from Ishida in 2001, SEK 149M (approx. USD 20M) remains to be delivered between now and 2007. The majority of Pricer's orders are in USD and EUR.

As of the end of the second quarter, Pricer systems were installed in more than 550 stores, the majority in Japan, the Nordic countries and the rest of Europe.

The market and market activities

In Pricer's judgment, the ESL market trend is continuously positive. The signals from Pricer's prioritised markets are distinct and a growing number of retail chains have either initiated projects towards or have already taken the decision to include ESL as an operational tool in their automation processes.

The market trend was reinforced in Europe when the world's second-largest retail chain Carrefour opted to install Pricer's ESL system. In the first phase, Carrefour has chosen to focus on parts of the business in France, Spain, Italy and Belgium. Pricer expects Carrefour's decision to have a significant impact on other players in the retail industry, which has already been confirmed by the number of enquiries and pilots. This has resulted in additional strengthening of Pricer's marketing activities.

Acceptance for ESL systems has increased in Japan and installations have continued at a high and consistent rate. The Japanese market is characterised more by these consistent installations of ESL systems over a broad base of retail chains rather than roll-outs. Nevertheless, negotiations have been in progress for some time with several Japanese chains for roll-outs and after the end of the period a large chain decided to roll out Pricer's ESL system.

Pricer believes that interest in ESL systems is also growing in the United States, as confirmed by a number of retail chain's enquiries, tests and pilot projects across the entire United States. In response, the activity level at Pricer Inc. has increased and several evaluations are in progress. Pricer's partner StoreNext delivered ESL systems to five stores in the first half of the year.

Net sales and result

Net sales increased during the quarter to SEK 59.1M (14.4) and for the six months to SEK 88.3M (27.8). Deliveries were primarily to Carrefour, Ishida and the US market.

Sales to Carrefour are channelled via Pricer's French subsidiary, Pricer SA, which is also project-managing deliveries to the chain.

Gross profit amounted to SEK 4.8M (2.5) and the gross margin was 8 (17) per cent for the quarter. Gross profit for the six-month period was SEK 12.7M (5.1) and the gross margin was 14 (18) per cent. Higher sales volume has been prioritised at the expense of a lower gross margin. Several development projects are being run within the company aimed at improving the gross margin. The company's assessment concerning a higher gross margin over the long term has not changed.

Operating expenses were SEK 18.3M (15.5) for the quarter and SEK 35.0M (34.6) for the six-month period. The operating result was a loss of SEK -13.5M (-13.0) for the quarter and SEK -22.3M (-29.5) for the six-month period.

Net financial items were SEK -0.2M (-1.2) for the quarter and SEK 0.6M (-1.0) for the six-month period. The net financial loss during the quarter is attributable mainly to the downwards trend for the US dollar.

The minority interest in the result amounted to SEK -0.2M (-) for the quarter and SEK 0.6 (-) for the six-month period, referring to Appulse Software Retail Solutions Pvt Ltd and Pricer Ishida Explorative Research (PIER) AB.

The net result was SEK -13.9M (-14.2) for the quarter and SEK -21.1 (-30.5) for the six-month period.

Net sales and operating result, SEK M

	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Net sales	59.1	14.4	88.3	27.8
Cost of goods sold	-54.3	-11.9	-75.6	-22.7
Gross profit	4.8	2.5	12.7	5.1
Expenses	-18.3	-15.5	-35.0	-34.6
Operating loss	-13.5	-13.0	-22.3	-29.5
Gross margin, %	8%	17%	14%	18%

Financial position

Cash flow from operating activities amounted to SEK -22.6M (-19.7) for the second quarter and SEK -31.1M (-27.8) for the six-month period. Liquid funds were SEK 85.4M (39.3).

The increase in current receivables and liabilities during the quarter was due mainly to the increase in accounts receivable and accounts payable from and to Carrefour.

An underwritten new issue was carried out in 2003 which raised SEK 51.3M after issue expenses. The company was provided with an additional SEK 54.3M in June through the exercise of about 98 percent of the option rights issued in conjunction with the new issue.

Capital expenditure

Total capital expenditure was SEK 2.6M (1.2) for the quarter and SEK 4.4M (1.4) for the six-month period. Investments were primarily in machinery, computers and office equipment.

Employees

The average number of employees for the six-month period was 59 (34), including 19 (0) at PIER AB and Appulse Ltd. The number of employees as of 30 June 2004 was 67 (35), including 24 (0) at PIER AB and Appulse Ltd.

Parent company

The parent company had net sales of SEK 88.1M (27.5) in the first six months of the year, which included intragroup transactions of SEK 41.8M (15.3). The result before appropriations was SEK -17.7M (-27.6) and capital expenditure was SEK 4.1M (1.3). The parent company had liquid funds of SEK 75.6M (38.8) as of 30 June 2004.

Accounting principles

This interim report was prepared in accordance with the Swedish Financial Accounting Standards Council's standard RR 20 Interim Reports. Compared with the 2003 annual report, RR 29 Employee Remuneration was applied. Application of that standard did not affect the period or comparative periods.

Forecast

According to Pricer, the market trend remains positive, with an increase in the total installed base and more solid interest from several major retail chains. The board of directors believes that the total market for ESL systems is about to see a breakthrough. Evaluations and negotiations with a number of retail chains are continuously ongoing. In connection with the new issue process in 2003, the board's assessment was that the business will achieve positive cash flow in 2005. That assessment has not changed.

Essentially, this means that Pricer's sales will increase substantially in 2004 compared with 2003 and the result will improve.

Significant events after the end of the reporting period

One of the largest retail chains in Japan is going to install Pricer's ESL systems in more than 150 of its hypermarkets. In terms of the number of stores, this is the largest ESL roll-out outside Europe to date. The installations are slated for completion within one year starting in autumn 2004. For Pricer, the new installations will result in new orders from Ishida in 2004 and lay the groundwork for new, significant orders in 2005.

Next reporting date

The interim report for January-September 2004 will be published 12 November 2004.

Sollentuna, 27 August 2004
Pricer AB (publ)

Jan Forssjö
President and CEO

We have performed a summary examination of this interim report according to the recommendation issued by the Swedish Institute of Authorised Public Accountants (FAR). A summary examination is significantly restricted compared with an audit. Nothing has emerged to indicate that the interim report does not meet the standards of the Swedish Annual Accounts Act.

Stockholm, 27 August 2004

KPMG Bohlins AB

Kari Falk
Authorised Public Accountant

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB +46 8 505 582 00

Pricer AB (publ), founded in 1991 in Uppsala, Sweden, has the world's leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that improves significantly customer profitability and productivity.
With the largest product range on the market, Pricer ESL System is installed in more than 550 stores in three continents. Among others, the largest and second largest retailer in Europe and some of the largest retailers in Japan are customers to Pricer. Pricer, in cooperation with highly competent partners, offers a totally integrated solution together with the supplementary products, applications and services.
Pricer AB is listed on the Stockholmsbörsen's "O" list. For further information visit Pricer's website. Registration to receive news releases automatically by email can be made on the website.

Pricer AB (Publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Tel: +46 8-505 582 00
Corp. ID. No: 556427-7993

CONSOLIDATED INCOME STATEMENT SUMMARY

Amounts in SEK M	Q2 2004	Q2 2003	Half-year 2004	Half-year 2003	Full year 2003
Net sales	59.1	14.4	88.3	27.8	62.0
Cost of goods sold	-54.3	-11.9	-75.6	-22.7	-48.2
Gross result	**4.8**	**2.5**	**12.7**	**5.1**	**13.8**
Sales and administrative expenses	-14.1	-11.1	-25.5	-23.6	-44.1
Research and development costs	-4.2	-4.4	-9.5	-11.0	-24.6
Operating loss	**-13.5**	**-13.0**	**-22.3**	**-29.5**	**-54.9**
Financial net	-0.2	-1.2	0.6	-1.0	-1.7
Loss after financial items	**-13.7**	**-14.2**	**-21.7**	**-30.5**	**-56.6**
Other taxes	-	-	-	-	-0.1
Minority share of the result	-0.2	-	0.6	-	4.3
Net result for the period	**-13.9**	**-14.2**	**-21.1**	**-30.5**	**-52.4**

Result per share, number of shares	Q2 2004	Q2 2003	Half-year 2004	Half-year 2003	Full year 2003
Net result per share in SEK	-0.03	-0.04	-0.05	-0.09	-0.15
Net result per share in SEK, with full dilution	-0.03	-0.04	-0.05	-0.09	-0.15
Number of shares, millions	474.8	332.3	463.3	332.3	335.5
Number of shares, millions, with full dilution	563.7	357.9	563.7	357.9	568.4

NET SALES BY GEOGRAPHIC MARKET Amounts in SEK M	Q2 2004	Q2 2003	Half-year 2004	Half-year 2003	Full year 2003
The Nordic Countries	2.5	1.8	7.0	3.7	6.7
The rest of Europe	37.3	3.8	45.1	6.7	19.8
Asia	16.4	8.7	33.3	17.3	33.4
The rest of the world	2.9	0.1	2.9	0.1	2.1
Total net sales	**59.1**	**14.4**	**88.3**	**27.8**	**62.0**

CONSOLIDATED BALANCE SHEET-SUMMARY

Amounts in SEK M	2004-06-30	2003-06-30	2003-12-31
Patent and licence rights	11.7	14.4	13.0
Total Intangible fixed assets	**11.7**	**14.4**	**13.0**
Tangible fixed assets	7.5	4.2	4.3
Total fixed assets	**19.2**	**18.6**	**17.3**
Inventories	9.2	11.7	10.4
Current receivables	89.9	22.7	32.7
Cash and bank	85.4	39.3	66.4
Total current assets	**184.5**	**73.7**	**109.5**
TOTAL ASSETS	**203.7**	**92.3**	**126.8**
Shareholders' equity	**120.8**	**57.5**	**87.4**
Minority shareholding	**1.2**	**0.2**	**1.9**
Allocations	**4.5**	**5.0**	**3.8**
Current liabilities	77.2	29.6	33.7
Total liabilities	**77.2**	**29.6**	**33.7**
TOTAL SHAREHOLDERS' EQUITY, ALLOCATIONS AND LIABILITIES	**203.7**	**92.3**	**126.8**
Pledged assets	10.7	33.9	10.7
Contingent liabilities	3.8	-	0.5
Shareholders' equity per share, SEK	0.22	0.16	0.18
Shareholders' equity with full dilution, SEK	0.24	0.16	0.24

CHANGE IN SHAREHOLDERS' EQUITY Amounts in SEK M	Half-year 2004	Half-year 2003	Full year 2003
Shareholders' Equity at start of period	**87.4**	**88.0**	**88.0**
New share issue	-	-	51.3
Warrant programme, employees	-	-	0.1
Warrant programme TO8B	54.3	-	-
Translation difference	0.3	-	0.4
Loss for the period	-21.2	-30.5	-52.4
Shareholders' Equity at end of period	**120.8**	**57.5**	**87.4**

CONSOLIDATED CASH FLOW STATEMENT - SUMMARY

Amounts in SEK M	Q2 2004	Q2 2003	Half-year 2004	Half-year 2003	Full year 2003
Loss after financial items	-13.7	-14.2	-21.7	-30.5	-56.6
Adjustment for items which are not included in the cash flow	2.3	1.2	3.1	1.4	2.9
Changes in working capital	-11.2	-6.7	-12.5	1.3	3.7
Cash flow from current operations	**-22.6**	**-19.7**	**-31.1**	**-27.8**	**-50.0**
Cash flow from investment operations	**-1.7**	**-2.3**	**-4.4**	**-2.5**	**-4.2**
Cash flow from financial operations	**54.3**	**0.0**	**54.3**	**0.0**	**50.8**
Cash flow in the period	**30.0**	**-22.0**	**18.8**	**-30.3**	**-3.4**
Liquid funds at start of period	**55.5**	**61.7**	**66.4**	**70.5**	**70.5**
Exchange difference in liquid funds	-0.1	-0.4	0.2	-0.9	-0.7
Liquid funds at end of period	**85.4**	**39.3**	**85.4**	**39.3**	**66.4**
Less blocked bank deposits	-4.0	-0.2	-4.0	-0.2	-0.2
Unutilised overdraft facility	2.9	2.9	2.9	2.9	2.8
Disposable funds at end of period	**84.3**	**42.0**	**84.3**	**42.0**	**69.0**

KEY RATIOS, GROUP

Amount in SEK M	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Order Entry	**9.0**	102.3	8.6	5.0	7.4
Order Entry-moving 4 quarters	**124.9**	123.3	23.2	23.9	23.8
Net sales	**59.1**	29.2	19.2	15.0	14.4
Net sales-moving 4 quarters	**122.5**	77.8	62.0	64.8	63.5
Operating loss	**-13.5**	-8.8	-12.3	-13.1	-13.0
Operating loss-moving 4 quarters	**-47.7**	-47.2	-54.9	-54.3	-49.6
Loss for the period	**-14.0**	-7.2	-10.9	-11.0	-14.2
Cash flow from operations	**-22.6**	-8.5	-13.0	-14.3	-19.7
Cash flow from operations-moving 4 quarters	**-58.4**	-55.5	-55.1	-53.6	-60.9
Number of employees, end of period	**67**	60	51	50	44
Equity/assets ratio	**60%**	69%	70%	61%	62%


Net sales, SEK M
140
120
100
80
60
40
20
0
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
Quarter
Moving 4 quarters


Operating result SEK M
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
0
-25
-50
-75
Quarter
Moving 4 quarters


Cash flow from operations, SEK M
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
0
-10
-20
-30
0
-25
-50
-75
Operating cash floweach Q
Moving 4 quarters
Quarter
Moving 4 quarters


Number of employees
70
60
50
40
30
20
10
0
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04


Order Entry, SEK M
150
125
100
75
50
25
0
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
Quarter
Moving 4 quarters


Net result, SEK M
25
0
-25
-50
-75
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
Quarter
Moving 4 quarters